April 11, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C.  20549

Attention:        Sasha Parikh

Kevin Vaughn

RE:  File Number 001-02189

Dear Ms. Parikh and Mr. Vaughn:

In reply to your letter of March 29, 2017, we have enclosed our response in the attachment to this letter.

Very truly yours,

/s/ Brian Yoor

Brian B. Yoor

Executive Vice President, Finance and Chief Financial Officer

Enclosure

Form 8-K filed January 25, 2017

Exhibit 99.1

1.            Please refer to the non-GAAP reconciliations of financial information from continuing operations on pages 14 and 15.  For each reconciliation and for each line item (other than intangible amortization), provide us a schedule of the “specified items” showing the amount and description of each specified item.

Response:

In response to the Staff’s comment, we are providing supplementally the attached schedules of the specified items showing the amount and description of each specified item for each period presented on pages 14 and 15 in Exhibit 99.1.

ABBOTT LABORATORIES

DETAILS OF SPECIFIED ITEMS

Quarter Ended December 31, 2016

(in millions, except per share data)

	Acquisition (including Integration Costs) or Divestiture-Related (a)	Restructuring and Cost Reduction Initiatives (b)	Venezuela Devaluation	Intangible Amortization	Other (c)	Total Specifieds
Gross Margin	$11	$29	$-	$121	$-	$161

R&D	(2)	(7)	-	-	-	(9)

SG&A	(54)	(28)	-	-	(17)	(99)

Interest expense, net	(101)	-	-	-	-	(101)

Net foreign exchange (gain) loss	-	-	1	-	-	1

Other (income) expense, net	52	-	-	-	-	52

Earnings from Continuing Operations before taxes	$116	$64	$(1)	$121	$17	$317

Taxes on Earnings from Continuing Operations (d)						111

Net Earnings from Continuing Operations						$206

Diluted Earnings per Share from Continuing Operations						$0.14

(a) Acquisition-related expenses include bankers’ fees and costs for legal, accounting, tax, and other services related to business acquisitions, integration costs which represent incremental costs directly related to integrating the acquired businesses and include expenditures for consulting, retention, severance, and the integration of systems, processes and business activities, fair value adjustments to contingent consideration related to a business acquisition, inventory step-up amortization, and gains on a previously held investment for which the company acquired a controlling interest.  The specified items in interest expense include amortization expense associated with acquisition-related bridge facility fees and net interest expense associated with the debt issued in November 2016 in advance to fund the cash portion of the acquisition of St. Jude Medical in January 2017.  Divestiture-related expenses include incremental costs to separate the divested businesses as well as bankers’ fees and costs for legal, accounting, tax, and other services related to the divestitures.

(b) Restructuring and cost reduction initiative expenses include severance, outplacement, inventory write-downs, asset impairments, accelerated depreciation, and other direct costs associated with specific restructuring plans and cost reduction initiatives.  Restructuring and cost reduction plans consist of distinct initiatives to streamline operations including the consolidation and rationalization of business activities and facilities, workforce reductions, the transfer of product lines between manufacturing facilities, and the transfer of other business activities between sites.  Any gains related to the divestiture of a facility as part of a restructuring program are also included in this category.

(c) Other expense relates to other unusual significant costs such as a significant litigation settlement.

(d) Reflects the net tax benefit associated with the specified items and approximately $60 million of tax benefits related to the recognition of deferred tax assets associated with the sale of AMO, which was pending at December 31, 2016, partially offset by approximately $25 million primarily as a result of the resolution of various tax positions from prior years.

ABBOTT LABORATORIES

DETAILS OF SPECIFIED ITEMS

Quarter Ended December 31, 2015

(in millions, except per share data)

	Acquisition (including Integration Costs) or Divestiture-Related (a)	Restructuring and Cost Reduction Initiatives (b)	Intangible Amortization	Other (c)	Total Specifieds
Gross Margin	$11	$24	$143	-	$178

R&D	(1)	(3)	-	-	(4)

SG&A	(20)	(57)	-	(40)	(117)

Other (income) expense, net	(6)	-	-	-	(6)

Earnings from Continuing Operations before taxes	$38	$84	$143	$40	$305

Taxes on Earnings from Continuing Operations (d)					68

Net Earnings from Continuing Operations					$237

Diluted Earnings per Share from Continuing Operations					$0.16

(a) Acquisition-related expenses include bankers’ fees and costs for legal, accounting, tax, and other services related to the acquisition, integration costs which represent incremental costs directly related to integrating the acquired businesses and include expenditures for consulting, retention, severance, and the integration of systems, processes and business activities, fair value adjustments to contingent consideration related to a business acquisition, and inventory step-up amortization. Divestiture-related expenses include incremental costs to separate the divested businesses as well as bankers’ fees and costs for legal, accounting, tax, and other services related to the divestiture.

(b) Restructuring and cost reduction initiative expenses include severance, outplacement, inventory write-downs, asset impairments, accelerated depreciation, and other direct costs associated with specific restructuring plans and cost reduction initiatives. Restructuring and cost reduction plans consist of distinct initiatives to streamline operations including the consolidation and rationalization of business activities and facilities, workforce reductions, the transfer of product lines between manufacturing facilities, and the transfer of other business activities between sites. Any gains related to the divestiture of a facility as part of a restructuring program are also included in this category.

(c) Other expense relates to other unusual significant costs such as a contribution to a nonprofit organization.

(d) Reflects the net tax benefit associated with the specified items and a net tax benefit of approximately $15 million primarily as a result of the resolution of various tax positions from prior years.

ABBOTT LABORATORIES

DETAILS OF SPECIFIED ITEMS

Year Ended December 31, 2016

(in millions, except per share data)

	Acquisition (including Integration Costs) or Divestiture-Related (a)	Restructuring and Cost Reduction Initiatives (b)	Mylan Equity Investment Adjustment (c)	Venezuela Devaluation (d)	Intangible Amortization	Other (e)	Total Specifieds
Gross Margin	$24	$72	$-	$15	$550	$-	$661

R&D	(9)	(6)	-	-	-	(62)	(77)

SG&A	(133)	(89)	-	(10)	-	(17)	(249)

Interest expense, net	(240)	-	-	-	-	-	(240)

Net foreign exchange (gain) loss	-	-	-	(480)	-	-	(480)

Other (income) expense, net	38	-	(947)	(1)	-	-	(910)

Earnings from Continuing Operations before taxes	$368	$167	$947	$506	$550	$79	$2,617

Taxes on Earnings from Continuing Operations (f)							399

Net Earnings from Continuing Operations							$2,218

Diluted Earnings per Share from Continuing Operations							$1.49

(a) Acquisition-related expenses include bankers’ fees and costs for legal, accounting, tax, and other services related to business acquisitions, integration costs which represent incremental costs directly related to integrating the acquired businesses and include expenditures for consulting, retention, severance, and the integration of systems, processes and business activities, fair value adjustments to contingent consideration related to a business acquisition, inventory step-up amortization, and gains on a previously held investment for which the company acquired a controlling interest.  The specified items in interest expense include amortization expense associated with acquisition-related bridge facility fees and net interest expense associated with the debt issued in November 2016 in advance to fund the cash portion of the acquisition of St. Jude Medical in January 2017.  Divestiture-related expenses include incremental costs to separate the divested businesses as well as bankers’ fees and costs for legal, accounting, tax, and other services related to the divestitures.

(b) Restructuring and cost reduction initiative expenses include severance, outplacement, inventory write-downs, asset impairments, accelerated depreciation, and other direct costs associated with specific restructuring plans and cost reduction initiatives.  Restructuring and cost reduction plans consist of distinct initiatives to streamline operations including the consolidation and rationalization of business activities and facilities, workforce reductions, the transfer of product lines between manufacturing facilities, and the transfer of other business activities between sites.  Any gains related to the divestiture of a facility as part of a restructuring program are also included in this category.

(c) Mylan equity investment adjustment expense reflects the adjustment of Abbott’s holding of Mylan N.V. ordinary shares due to a decline in the fair value of the securities which was considered by Abbott to be other than temporary.

(d) Venezuela devaluation expenses include the foreign exchange loss of $480 million related to the revaluation of Abbott’s net monetary assets in Venezuela using the Dicom exchange rate as well as inventory and other asset impairments in Venezuela related to the move to the Dicom exchange rate.  The Dicom rate is the Venezuelan government’s official floating exchange rate.

(e) Other expense relates to other unusual significant costs such as a significant litigation settlement and the impairment of an R&D asset.

(f) Reflects the net tax benefit associated with the specified items and a net tax benefit of approximately $225 million primarily as a result of the resolution of various tax positions from prior years, partially offset by the recognition of approximately $70 million of deferred taxes associated with the sale of AMO, which was pending at December 31, 2016.

ABBOTT LABORATORIES

DETAILS OF SPECIFIED ITEMS

Year Ended December 31, 2015

(in millions, except per share data)

	Acquisition (including Integration Costs) or Divestiture-Related (a)	Restructuring and Cost Reduction Initiatives (b)	Gain on Sale of Mylan Ordinary Shares (c)	Intangible Amortization	Other (d)	Total Specifieds
Gross Margin	$56	$98	$-	$601	$-	$755

R&D	(17)	(68)	-	-	-	(85)

SG&A	(82)	(150)	-	-	(40)	(272)

Other (income) expense, net	81	-	207	-	-	288

Earnings from Continuing Operations before taxes	$74	$316	$(207)	$601	$40	$824

Taxes on Earnings from Continuing Operations (e)						172

Net Earnings from Continuing Operations						$652

Diluted Earnings per Share from Continuing Operations						$0.43

(a) Acquisition-related expenses include bankers’ fees and costs for legal, accounting, tax, and other services related to business acquisitions, integration costs which represent incremental costs directly related to integrating the acquired businesses and include expenditures for consulting, retention, severance, and the integration of systems, processes and business activities, fair value adjustments to contingent consideration related to a business acquisition, and inventory step-up amortization.  Divestiture-related expenses include incremental costs to separate the divested businesses as well as bankers’ fees and costs for legal, accounting, tax, and other services related to the divestitures.

(b) Restructuring and cost reduction initiative expenses include severance, outplacement, inventory write-downs, asset impairments, accelerated depreciation, and other direct costs associated with specific restructuring plans and cost reduction initiatives.  Restructuring and cost reduction plans consist of distinct initiatives to streamline operations including the consolidation and rationalization of business activities and facilities, workforce reductions, the transfer of product lines between manufacturing facilities, and the transfer of other business activities between sites.  Any gains related to the divestiture of a facility as part of a restructuring program are also included in this category.

(c) Gain on sale of Mylan ordinary shares reflects the gain on the sale of a portion of Abbott’s holding of Mylan N.V. stock.

(d) Other expense relates to other unusual significant costs such as a contribution to a nonprofit organization.

(e) Reflects the net tax benefit associated with the specified items and a net tax benefit of approximately $15 million primarily as a result of the resolution of various tax positions from prior years.